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                                                             Exhibit 99(a)(5)(b)

[ELDER-BEERMAN LOGO]                                                   NEWS
                                                                       RELEASE

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       3155 El-Bee Rd. - Box 1448 - Dayton, OH 45401-1448 - 937-296-2700
                               - FAX 937-296-4625



                                                       FOR MORE INFORMATION:
FOR IMMEDIATE RELEASE                                  Scott J. Davido
                                                       Executive Vice President,
                                                       Chief Financial Officer
                                                       (937) 296-2683


           ELDER-BEERMAN COMMENCES SELF-TENDER FOR 3,333,333 SHARES OR
               APPROXIMATELY 22% OF ITS OUTSTANDING COMMON STOCK

         DAYTON, OHIO, SEPTEMBER 8, 2000 -- The Elder-Beerman Stores Corp. (NASDAQ: EBSC) today commenced its previously announced self-tender offer for up to 3,333,333 shares, or approximately 22%, of its common stock. Under the terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders at a purchase price not in excess of $6.00 nor less than $4.50 per share.

         The tender offer is being commenced today, Friday, September 8, 2000, and will expire at 12:00 midnight, New York City time, on Thursday, October 5, 2000, unless extended by the Company.

         The Company will determine a single per share purchase price, net to the seller in cash, without interest, that it will pay for validly tendered shares, taking into account the number of shares tendered and the prices specified by the tendering shareholders. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares at or below the purchase price determined by the Company and then from all other shares tendered at or below such purchase price on a pro rata basis. The tender offer will not be conditioned on any minimum number of shares being tendered. The Company reserves the right, in its sole discretion, to purchase more than 3,333,333 shares, subject to compliance with applicable law.

         Wasserstein Perella & Co. will act as Dealer Manager, and Morrow & Co. will be the Information Agent.
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         The Company's Board of Directors has approved this tender offer.
However, neither the Board of Directors of the Company, the Dealer Manager or the Information Agent is making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer.

         Each shareholder must make his or its own decision whether to tender shares and, if so, how many shares. Shareholders should read carefully the offer to purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions of the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's Web site at www.sec.gov or from Morrow & Co. at 1-800-566-9061. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

         The nation's ninth largest independent department store chain, The Elder-Beerman Stores Corp. is headquartered in Dayton, Ohio and operates 60 department stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin and Pennsylvania. Elder-Beerman also operates two furniture superstores. The company has announced it will open three new concept stores in 2000.

This press release contains "forward-looking statements," which are identified by words such as "expects," "intends," and variations of such words and similar expressions. Because forward-looking statements are based on a number of beliefs, estimates and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward-looking statements will prove to be accurate. Many factors could cause Elder-Beerman to delay or modify its self-tender offer, including the following: changes in its stock price; changes in operating results; the continued availability and terms of financing; and other general economic conditions that affect retail operations and sales, such as increasing price and product competition; fluctuations in consumer demand and confidence; the availability and mix of inventory; fluctuations in costs and expenses; the effectiveness of merchandising strategies, advertising, marketing and promotional programs; the ability of the company to achieve its expense cutting initiatives; the timing and effectiveness of new store openings; the growing impact of electronic commerce; weather conditions that affect consumer traffic in stores; the continued availability and terms of financing; the outcome of pending and future litigation; consumer debt levels; inflation and interest rates and the condition of the capital markets.

Elder-Beerman undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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